Exhibit 3.14(i)

[STAMP]

ARTICLES OF INCORPORATION

OF

UTG SHARED SERVICES, INC.

Pursuant to Section 55-2-02 of the General Statutes of North Carolina, the undersigned does hereby submit these Articles of Incorporation for the purpose of forming a business corporation.

ARTICLE I

The name of the corporation is UTG Shared Services, Inc.

ARTICLE II

The aggregate number of shares of capital stock which the corporation shall have authority to issue is 100,000 shares, all of which are to consist of one class of common stock at a par value of $1.00 each.

ARTICLE III

The address of the initial registered office of the corporation in the State of North Carolina is 7201 West Friendly Avenue, Greensboro, Guilford County, North Carolina 27419 and the name of the initial registered agent at such address is Charles F. McCoy.

ARTICLE IV

The incorporator is Charles F. McCoy, whose address is 7201 West Friendly Avenue, Greensboro, Guilford County, North Carolina, 27419.

ARTICLE V

The name and mailing address of the persons who are to serve as the initial directors of the corporation until the first annual meeting of the stockholders or until their successors are elected and qualified are:

NAME	ADDRESS
Ralph D. Mayes	7201 West Friendly Avenue Greensboro, NC 27419

Charles F. McCoy	7201 West Friendly Avenue Greensboro, NC 27419

ARTICLE VI

The number of Directors may be increased or decreased to any number and their authority to act on certain corporate matters may be limited or enlarged in the manner provided in the By-Laws; provided, however, that the number of directors will not at any time be fewer than the number of shareholders, if the number of shareholders is three or less.

ARTICLE VII

A Director of the corporation shall not be liable to the corporation or its Shareholders for monetary damages for breach of duty as a Director except to the extent such exemption from liability or limitation thereof is not permitted under the North Carolina Business Corporation Act as the same exists or hereafter be amended.

Any repeal or modification of the foregoing paragraph by the Shareholders of the corporation shall not adversely affect any right or protection of a Director of the corporation existing at the time of such repeal or modification.

ARTICLE VIII

In furtherance and not in limitation of the powers conferred upon it by law, the Board of Directors of the corporation shall have the power, from time to time, without the assent or vote of the stockholders of the corporation, except to the extent to which such assent or vote is required by By-Laws adopted by the stockholders; to make, alter, amend and/or rescind the By-Laws of the corporation; to fix the amount to be reserved by the corporation as working capital; to set apart out of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and to abolish any such reserve in the manner in which it was created; to create and designate an executive committee which shall consist of two or more directors of the corporation, and to the extent provided for in the By-Laws of the corporation, shall have and may exercise all the powers of the Board of Directors with regard to the management of the business and affairs of the corporation which may lawfully be delegated.

IN WITNESS WHEREOF, I have herunto set my hand on this the 7th day of December, 1999.

/s/ Charles F. McCoy	(SEAL)
Charles F. McCoy, Incorporator